ACUMEN PHARMACEUTICALS, INC.

427 Park St.

Charlottesville, Virginia 22902

July 6, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Acumen Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-266004)
Request for Acceleration of Effective Date

Mr. Crawford:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-266004) (the “Registration Statement”) to become effective on July 8, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Sarah Sellers of Cooley LLP, counsel to the Registrant, at (212) 479-6370, or in her absence, Katherine Denby at (202) 776-2070.

[Signature page follows]

Very truly yours,

Acumen Pharmaceuticals, Inc.

By:	/s/ William Matthew Zuga
William Matthew Zuga
Chief Financial Officer

cc:	Daniel O’Connell, Acumen Pharmaceuticals, Inc.

Sarah Sellers, Cooley LLP

Katherine Denby, Cooley LLP

Signature Page to Company Acceleration Request – S-3